EXHIBIT G

PROPOSED FORM OF FEDERAL REGISTER NOTICE

     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     September ___, 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission’s Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by October __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After October __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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     NATIONAL FUEL GAS COMPANY, ET AL. (70-[____])

     National Fuel Gas Company (“National”), 10 Lafayette Square, Buffalo, New York 14203, a public-utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the “Act”), and certain of its non-utility subsidiaries named below, have filed an Application or Declaration pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c) and 12(f) of the Act and Rules 43, 45, 46 and 54 thereunder.

     National owns all of the issued and outstanding common stock of National Fuel Gas Distribution Corporation (“Distribution”), a gas-utility company which distributes natural gas at retail to approximately 732,000 residential, commercial and industrial customers (including transportation-only customers) in portions of western New York and northwestern Pennsylvania. National’s principal gas-related non-utility subsidiaries include National Fuel Gas Supply Corporation (“Supply”), Empire State Pipeline (“Empire”), Seneca Resources Corporation (“Seneca”), National Fuel Resources, Inc. (“Resources”), and Upstate Energy, Inc. (“Upstate Energy”). Supply, an interstate pipeline company, transports and stores natural gas for Distribution and for other utilities, pipelines, marketers and large industrial customers in the northeastern United States. Empire, an intrastate pipeline company, transports natural gas for Distribution and for other utilities, large industrial customers and power producers in New York

State. Seneca is engaged in the business of exploration and development of natural gas and oil producing reserves in California, in the Appalachian region of the United States, in Wyoming and in the Gulf Coast region of Texas and Louisiana. In addition, Seneca conducts exploration and production operations through subsidiaries in the provinces of Manitoba, Alberta, Saskatchewan and British Columbia in Canada. Resources markets natural gas to approximately 22,000 industrial, commercial and residential customers under long-term agreements, and provides other related energy services to these end-use customers. Upstate Energy engages through subsidiaries in gas marketing and related activities.

     For the twelve months ended June 30, 2003, National had operating revenues of approximately $2.0 billion, of which $1.1 billion were attributable to regulated utility gas sales, $200 million to pipeline and storage operations, and $300 million to exploration and production activities. As of June 30, 2003, National and its subsidiaries had total assets of approximately $3.8 billion, including $1.0 billion in net utility (i.e., distribution) plant, $700 million in net pipeline and storage plant, and $1.1 billion in net exploration and production property, plant and equipment.

     By order dated December 16, 1999 in File No. 70-9525,1 the Commission authorized National, through its non-utility subsidiaries, to acquire through December 31, 2003 the equity and debt securities of one or more companies that are engaged in or are formed to engage in certain categories of non-utility gas-related operations outside the United States (“Foreign Energy Affiliates”). Specifically, the Commission authorized National and its non-utility subsidiaries to invest up to $300 million through December 31, 2003 in the securities of such companies. The Commission also authorized Resources and Upstate Energy to engage directly in marketing and brokering and related activities in Canada. By order dated December 27, 2000 in File No. 70-9525,2 the Commission authorized an increase in the investment limitation from $300 million to $800 million. The applicants are requesting that the Commission amend, restate and modify such orders as set forth in the Application or Declaration. The Commission’s order in this proceeding would have the effect of extending National’s authority to acquire the securities of or other interests in Foreign Energy Affiliates through December 31, 2006.

     National, through Supply, Empire, Seneca, Resources and Upstate Energy (collectively, the “Non-Utility Subsidiaries”), or through one or more non-utility subsidiaries organized for such purpose (“Intermediate Subsidiaries”), requests authority to acquire from time to time through December 31, 2006 (the “Authorization Period”), in one or more transactions, the securities of or other interests in one or more Foreign Energy Affiliates. In general, the operations of Foreign Energy Affiliates would be substantially similar to those that the Non-Utility Subsidiaries now engage in, directly, in the United States. National and the Non-Utility Subsidiaries propose to invest in the securities of or other interests in Foreign Energy Affiliates in an aggregate amount not to exceed $800 million outstanding at any one time (the “Investment Limitation”). In addition, Resources and Upstate Energy request authority to engage directly in marketing and brokering and related activities in Canada.

     National and the Non-Utility Subsidiaries also request authority to engage in preliminary development activities related to investments in Foreign Energy Affiliates.3 Any amounts

1    See National Fuel Gas Company, et al., Holding Company Act Rel. No. 27114.

2   See National Fuel Gas Company, et al., Holding Company Act Rel. No. 27320.

[3] Preliminary development activities would include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of sites, site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses.

expended by National or the Non-Utility Subsidiaries in connection with preliminary development activities would be counted against the Investment Limitation at such time as those activities culminate in an investment in a Foreign Energy Affiliate.

     Specifically, Seneca, directly or through one or more Intermediate Subsidiaries, proposes to acquire the securities of, or other interests in, one or more Foreign Energy Affiliates that are engaged in or formed to engage in natural gas and oil exploration and production operations in Canada and Mexico. The operations of any such companies would be substantially similar to those of Seneca in Canada and the United States. Seneca requests that the Commission reserve jurisdiction over investments in Foreign Energy Affiliates outside the United States, Canada and Mexico.

     Resources and Upstate Energy, directly or through one or more Intermediate Subsidiaries, propose to engage in, or to acquire the securities of, or other interests in, one or more Foreign Energy Affiliates that are engaged in or formed to engage in brokering and marketing of natural gas and other energy commodities and incidental and related activities (“Marketing & Brokering Activities”) in Canada and Mexico. These activities would include the operation of natural gas or oil storage facilities, natural gas gathering and/or processing facilities, pipeline spurs to serve industrial customers, power generators or utilities, and meters, regulators, and other similar non-utility equipment. Resources and Upstate Energy request that the Commission reserve jurisdiction over investments in Foreign Energy Affiliates outside the United States, Canada and Mexico.

     It is contemplated that Marketing & Brokering Activities of Resources and Upstate Energy in Canada and Mexico would be substantially similar to the operations of Resources and Upstate Energy in the United States, allowing, however, for such limitations or restrictions as may be imposed under applicable regulatory laws of Canada or Mexico. Brokering transactions would involve acting as a middle-man, usually for a fee, in structuring transactions in energy commodities between unrelated parties. Marketing transactions may take a variety of forms. For example, marketing transactions may consist of purchases and sales of gas and other energy commodities to wholesale customers, end-use customers, and to other marketers, where the performance of the parties in most instances would be by physical delivery of the underlying commodity. Marketing transactions may also include swaps or exchanges of energy commodities, or the sale or purchase of options, exchange traded futures contracts or other derivative products, which may or may not be settled by physical delivery. Resources and Upstate Energy may utilize, or cause subsidiaries to utilize, risk mitigation measures designed to minimize price and counterparty credit risk in all of these energy-related transactions and, in addition, certain risks associated with foreign currency fluctuations. Similar risk mitigation measures are already utilized in Resources’ and Upstate Energy’s domestic businesses.

     Supply and Empire, directly or through one or more Intermediate Subsidiaries, propose to acquire the securities of, or other interests in, one or more Foreign Energy Affiliates that are engaged in or formed to engage in the construction and/or operation of pipeline and gas storage facilities in Canada and Mexico. The operations of any such companies would be substantially similar to those of Supply and Empire in the United States. Supply and Empire request that the

Commission reserve jurisdiction over investments in Foreign Energy Affiliates outside the United States, Canada and Mexico.

     Supply and Empire have not, at this time, identified any foreign pipeline or storage venture in which they are prepared to invest. Supply is considering, however, an investment in a U.S.-Canadian pipeline project with TransCanada PipeLines Limited, an unaffiliated entity. This project, called the Northwinds Pipeline, would involve the construction of a 215-mile, 30-inch natural gas pipeline. The pipeline would originate in Kirkwall, Ontario, cross into the United States near Buffalo, New York and follow a southerly route to its destination in the Ellisburg-Leidy area in Pennsylvania, where it would interconnect with Supply and other interstate pipeline carriers. The project is planned to help move western Canadian gas to New York and other East Coast markets, including the gas-fired electric generation market in the northeast United States.

     The Non-Utility Subsidiaries, Intermediate Subsidiaries and Foreign Energy Affiliates also request that they be permitted to pay dividends from time to time through the Authorization Period out of capital and unearned surplus (including revaluation reserve) and/or retire or reacquire any securities that have been issued to an associate company, to the extent permitted under applicable corporate law and any applicable credit or security documents.

     National intends to provide the Non-Utility Subsidiaries with funds and credit support necessary to enable such subsidiaries to acquire the securities of or other interests in Foreign Energy Affiliates. Any investments in such subsidiaries by National would be funded by available cash and the proceeds of external financing previously approved by the Commission by order issued November 12, 2002 (Holding Company Act Rel. No. 27600).